Exhibit 99.1

Financial Statements

Revised as of April 26, 2011 for the inclusion of Note 19: “Summary of Significant Differences Between Generally Accepted Accounting Principles in Canada and in the United States”

FINANCIAL STATEMENTS
AUDITOR’S REPORT

To the Shareholders of Wi-LAN Inc.
We have audited the accompanying consolidated financial statements of Wi-LAN Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and deficit and cash flows for the twelve months ended December 31, 2010 and fourteen months ended December 31, 2009, and the related notes.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Wi-LAN Inc. as at December 31, 2010 and 2009 and its results of operations and cash flows for the twelve months ended December 31, 2010 and fourteen months ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
March 2, 2011, except as to note 19, which is as of April 26, 2011
Ottawa, Ontario

2010 Financial Results	2

FINANCIAL STATEMENTS
Wi-LAN Inc.

Consolidated Statements of Operations and Deficit
(in thousands of Canadian dollars, except per share amounts)

	Twelve	Fourteen
	months ended	months ended

	December 31,	December 31,
	2010	2009

Revenues
Royalties	$46,895	$35,425
Brokerage	3,830	-
	$50,725	$35,425

Operating expenses
Patent licensing	5,606	4,143
Litigation	29,800	21,275
Research and development	3,773	4,084
General and administration	7,195	6,097
Unrealized foreign exchange gain	-	(26)
Stock-based compensation	1,893	3,024
Depreciation & amortization	21,421	20,310
Restructuring charges (Note 14)	755	-
Total operating expenses	70,443	58,907
Investment income	702	2,710
Loss before income taxes	(19,016)	(20,772)

Provision for income tax expense (recovery) (Note 3)
Current	3,136	2,632
Future	-	(21,736)
	3,136	(19,104)
Net and comprehensive loss	(22,152)	(1,668)

Deficit, beginning of period	(4,102)	(147,161)
Dividends	(6,193)	(2,434)
Reduction of stated capital	-	147,161
Deficit, end of period	$(32,447)	$(4,102)

Loss per share (Note 10 (g))
Basic	$(0.21)	$(0.02)
Diluted	$(0.21)	$(0.02)

Weighted average number of common shares
Basic	103,289,548	97,011,499
Diluted	103,289,548	97,011,499

2010 Financial Results	3

FINANCIAL STATEMENTS

Wi-LAN Inc.
Consolidated Balance Sheets
(in thousands of Canadian dollars)

	December 31,	December 31,
As at	2010	2009
Assets
Current assets
Cash and cash equivalents	$82,190	$72,763
Short-term investments	26,825	22,025
Accounts receivable (Note 12)	2,226	485
Prepaid expenses and deposits	212	149
Assets held for sale (Note 6)	-	2,188
Current assets	111,453	97,610

Furniture and equipment, net (Note 7)	565	703
Patents and other intangibles, net (Note 8)	125,388	141,132
Goodwill	13,449	13,449
Assets	$250,855	$252,894

Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$11,740	$11,774
Current liabilities	11,740	11,774

Liabilities	11,740	11,774

Commitments and contingencies (Note 13)

Shareholders' equity
Common shares (Note 10(c))	255,875	228,421
Contributed surplus (Note 10(d))	15,687	16,801
Deficit	(32,447)	(4,102)
Shareholders' equity	239,115	241,120
Liabilities and Shareholders' equity	$250,855	$252,894

On behalf of the Board:

Richard Shorkey	John Gillberry
Director	Director

2010 Financial Results	4

FINANCIAL STATEMENTS
Wi-LAN Inc.
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

	Twelve	Fourteen
	months ended	months ended
	December 31,	December 31,
	2010	2009

Cash generated from (used in)
Operations
Net and comprehensive loss	$(22,152)	$(1,668)
Non-cash items
Stock-based compensation	1,893	3,024
Depreciation & amortization	21,421	20,310
Provision for income tax recovery	-	(21,736)
Loss on disposal of assets	82	-
	1,244	(70)
Change in non-cash working capital balances
Accounts receivable	(1,741)	2,956
Prepaid expenses and deposits	(63)	(39)
Accounts payable and accrued liabilities	5,892	(2,762)
Cash generated from operations	5,332	85
Financing
Proceeds on sale of common shares, net	20,938	16,899
Common shares repurchased in Normal Course Issuer Bid	-	(944)
Dividends	(4,886)	(2,434)
Common shares issued for cash on the exercise of options	4,205	712
Common shares issued for cash from Employee Share Purchase Plan	154	118
Cash generated from financing	20,411	14,351
Investing
Sale (purchase) of short-term investments	(4,800)	40,654
Assets held for sale	2,188	41
Purchase of furniture and equipment	(445)	(319)
Purchase of patents	(13,259)	(20,817)
Cash (used in) generated from investing	(16,316)	19,559

Net cash and cash equivalents generated in the period	9,427	33,995
Cash and cash equivalents, beginning of period	72,763	38,768
Cash and cash equivalents, end of period	$82,190	$72,763

See accompanying notes to consolidated financial statements

2010 Financial Results	5

NOTES
WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

1.	NATURE OF BUSINESS
Wi-LAN Inc. (“WiLAN”, or the “Company”) was continued under the Canada Business Corporations Act on August 7, 2007. The Company was previously incorporated under the Business Corporations Act (Alberta).

WiLAN develops, acquires, and licenses a range of intellectual property that drives products in communications and consumer electronics markets. The Company has licensed patents to companies that sell products utilizing the following technologies: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Mesh, multi-mode wireless, Bluetooth and V-Chip.

On October 1, 2009, the Company amalgamated with its wholly-owned subsidiaries Wi-LAN V-Chip Corp. (“WiLAN V-Chip”), Wi-LAN Technologies Corporation and 7248091 Canada Inc. pursuant to a “vertical short-form” amalgamation under the provisions of the Canada Business Corporations Act. On June 4, 2009, the Company announced that it would change its fiscal year end from October 31 to December 31. This change was intended to provide better alignment with the royalty reporting periods of the Company's licensees and to better align with industry peers for comparison purposes. As a result, the Company included the period from November 1, 2009 to December 31, 2009 in its fourteen month fiscal period then ended.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The consolidated financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All inter-company transactions and balances have been eliminated.

The significant accounting policies are summarized below:

Estimates and Assumptions
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the years. Actual results could differ from those estimates.

Revenue Recognition
The Company licenses rights to its patent portfolio and recognizes revenue when it is earned. The Company considers revenue to be earned when it has persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance and collection is reasonably assured.

Revenues from licensing arrangements with extended payment terms, where fees are fixed in one or more instalments of cash or in-kind property, such as patents and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes assured.

Revenues from royalties based on the licensee’s sale of products incorporating or using the Company’s patents, often referred to as “running royalties,” are recognized based on royalties due to WiLAN as reported by licensees during the period.

The Company may sell patents within its portfolio and recognize revenue when it is earned (“Brokerage Arrangements”). The Company considers revenue to be earned when it has persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the agreement, including delivery and acceptance and collection is reasonably assured.

Revenues from Brokerage Arrangements with extended payment terms, where fees are fixed in one or more installments of cash and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes assured.

Research and Development
The Company undertakes certain activities which are classified as research and development.  Research costs are also expensed as incurred unless such costs meet the criteria under GAAP for deferral, including the attainment of technological feasibility.  Because the time between the attainment of technological feasibility and completion of the related development is traditionally short, to date, such costs have not been material and no costs have been capitalized.  Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized and applied to reduce research and development expense in the year in which the expenditures are made and their realization is reasonably assured.

2010 Financial Results	6

NOTES
WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

Stock-based Compensation
The Company has a share option plan (“Option Plan”) for certain employees, directors and consultants. The Company accounts for stock options using the fair value method. Compensation expense is measured at the estimated fair value of the options at the date of grant and charged to earnings on a straight-line basis over the vesting periods. The amount expensed is credited to contributed surplus in the period. Upon the exercise of stock options, cash received is credited to share capital together with any amount previously credited to contributed surplus related to the options exercised.

Deferred Stock Units (“DSUs”)
The Company has a DSU plan for certain employees and directors. The Company has the right to settle the DSUs in either cash or by the issuance of common shares. The liability for outstanding units and related expense for the DSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

Restricted Share Units (“RSUs”)
The Company has a RSU plan for certain employees and directors and has granted RSUs pursuant to certain employment agreements and in exchange for surrendered stock options. Under the RSU plan, units are settled in cash based on the market value of WiLAN’s common shares on dates the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

Income Taxes
The Company uses the liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on the difference between the accounting and tax bases of the assets and liabilities and measured using the substantively enacted tax rates that are expected to be in effect when the differences are estimated to be reversed. In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The realization of future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible.

Per Share Amounts
Basic earnings/loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for calculation of diluted net earnings/loss per share.

Foreign Currency Translation
The Company’s functional currency is Canadian dollars; monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. The gains and losses resulting from the translation of these amounts have been reflected in net earnings/loss for the year. Non-monetary items and any related amortization of such items are measured at the rate of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses denominated in foreign currencies are translated at the relevant exchange rates prevailing during the year. Exchange gains and losses are included in net earnings/loss.

Financial Instruments
Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, accounts receivable and accounts payable and accrued liabilities and may include forward foreign exchange contracts. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments.

The Company has made the following classifications of its financial instruments:

2010 Financial Results	7

NOTES
WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

Cash and cash equivalents	Held for trading
Short-term investments	Held to maturity
Marketable securities	Held for trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Forward foreign exchange contracts	Held for trading

Held for Trading
Cash and cash equivalents and marketable securities “held for trading” are measured at fair value at the end of the period being reported on. Changes to fair value including interest earned, interest accrued, gains and losses on disposal and unrealized gains and losses are included in net earnings/loss.

The Company enters into forward foreign exchange contracts, from time to time, to manage its exposure to currency rate fluctuations related primarily to future cash inflows and outflows of U.S. dollars. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and it has chosen not to designate them as hedges. Therefore these contracts must be designated as “held for trading” on the balance sheet and fair valued each quarter. The resulting gain or loss on the valuation of these financial instruments is included in net earnings/loss.

Held to Maturity
Short-term investments “held to maturity” are accounted for at amortized cost using the effective interest rate method.

Loans and Receivables
Accounts receivable are designated as “loans and receivables” and are accounted for at amortized cost using the effective interest rate method. Subsequent measurement of accounts receivable is at amortized cost, less an allowance for doubtful accounts.

Other Financial Liabilities
Accounts payable and accrued liabilities are designated as “other financial liabilities” and are accounted for at amortized cost using the effective interest rate method.

Cash and Cash Equivalents
Cash and cash equivalents comprise cash in bank accounts, term deposits and Guaranteed Investment Certificates (“GICs”) with maturities of three months or less at the date of the investment.

Assets Held For Sale
Assets are reported as assets held for sale when management determines that the carrying amount will be recovered principally through a sale transaction, rather than through continuing use and liabilities related to assets held for sale are those that are directly associated with those assets that will be transferred in the transaction. Long-lived assets are recorded as assets held for sale at the lower of cost or fair value less costs to sell and are no longer amortized or depreciated.

Furniture and Equipment
Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the assets as follows:

Computer equipment and software	3 years
Furniture and equipment	5 years
Leasehold improvements	term of the lease

The carrying value of furniture and equipment is reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. Impairments are determined by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the furniture and equipment is not recoverable, the carrying value is then compared with the estimated fair value of the assets and the carrying value is written down to the estimated fair value.

2010 Financial Results	8

NOTES
WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

Patents and Other Intangibles
Patents and other intangibles are carried at cost less accumulated amortization. Amortization is calculated on the straight-line basis over the estimated useful life or the remaining term of the patent (up to 20 years), whichever is less. The carrying value of patents and other intangibles is reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. Impairments are determined by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the patents and other intangibles is not recoverable, the carrying value is then compared with the estimated fair value of the assets and the carrying value is written down to the estimated fair value.

Goodwill
Goodwill is recorded as at the date of the business combination and represents the excess of the purchase price of acquired businesses over the fair value assigned to identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying value of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired and the second step is unnecessary. The Company has one reporting unit.

In the event the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit’s goodwill is compared with its carrying value to measure the amount of any impairment loss. When the carrying value of goodwill in the reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations and deficit.

Business Segment Information
The Company has one operating segment; Intellectual Property. The Company generates the majority of its revenues in U.S. dollars from several geographic regions; however it has allocated its revenues to the location in which the license originated.  All licenses are issued in Canada and therefore all revenues are attributed to Canada.

3.	INCOME TAXES
A reconciliation of the expected provision for income tax recovery/expense to the actual provision for income tax recovery/expense reported in the consolidated statements of operations is as follows:

	2010	2009
Loss before income taxes	$(19,016)	$(20,772)
Expected income tax recovery at Canadian statutory income tax rate of 31.00% (2009 - 33.07%)	(5,895)	(6,869)
Permanent differences	76	695
Effect of change in tax rates on opening balance and changes to current year	634	(3,149)
Reversal of prior year foreign tax credits	4,394	-
Foreign withholding taxes paid	1,870	2,632
Expiring non-capital losses	-	1,635
Increase (decrease) in valuation allowance	2,057	(14,048)
Provision for income tax expense (recovery)	$3,136	$(19,104)

The significant components of the Company’s future income tax assets and liabilities are as follows:

2010 Financial Results	9

NOTES

WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

	2010	2009
Tax loss carryforwards	$21,119	$14,550
Scientific research and experimental development
(“SR&ED”) carryforwards	4,797	4,751
Harmonization asset	678	756
Share issue costs	615	684
Foreign tax credits	-	4,394
Accounts payable and other	9	10
Difference between tax and book value of capital assets	(12,681)	(12,665)
Total future income tax asset	14,537	12,480
Valuation allowance	(14,537)	(12,480)
Net future income tax asset	$-	$-

Management has assigned probabilities to the Company’s expected future taxable income based on significant risk factors, sensitivity analysis and timing of non-capital tax losses resulting in the release of the valuation allowance. The amount of the future income tax asset considered realizable could change materially in the near term, based on future taxable income during the carryforward period.

As at December 31, 2010, the Company had unused non-capital tax losses of approximately $66,846 (2009 - $41,947) and SR&ED expenditure pool totaling $18,570 (2009 - $17,780) that are due to expire as follows:

2010 Financial Results	10

NOTES

WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

	SR&ED
	Expenditure Pool	Tax Losses
2012		$293
2013		138
2014		5,825
2023		16,532
2024		703
2025		13,984
2026		441
2027		90
2029		3,857
2030		24,983
Indefinite	$18,570	-
	$18,570	$66,846

The Company also has investment tax credits of $5,786, that expire in various amounts from 2016 to 2029, and $25,619 of capital losses carried forward with no expiry date.
For the twelve months ended December 31, 2010, the Company incurred research and development (“R&D”) costs totaling $790 (2009 – $883) that it believes will qualify for SR&ED deductions and ITCs. R&D costs are comprised primarily of salaries and benefits.

In addition, the Company has approximately US$1,423 of net operating loss carry forwards available for US income tax purposes to reduce taxable income of future years.

4.	CREDIT FACILITIES
The Company has available a revolving credit facility in the amount of $8,000 or U.S. dollar equivalent and a further $2,000 for foreign exchange facility. Canadian or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or US Base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over the Company’s and its subsidiaries’ cash and cash equivalents, receivables and, present and future personal property. As at December 31, 2010, drawings against the line were nil.

5.	SHORT-TERM INVESTMENTS
Short-term investments are comprised of GICs issued by a Canadian chartered financial institution and acquired by the Company on various dates from March 15, 2010 to November 11, 2010. The GICs mature on various dates from March 17, 2011 to November 13, 2011 and pay interest at rates ranging from 0.30% to 1.40%.

6.	ASSETS HELD FOR SALE
The sale of the land and building was completed in April 2010.

2010 Financial Results	11

NOTES

WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

7.	FURNITURE AND EQUIPMENT

		Accumulated	Net Book
	Cost	Depreciation	Value
As at December 31, 2010
Leasehold improvements	$437	$297	$140
Computer equipment and software	1,054	819	235
Furniture and equipment	596	406	190
	$2,087	$1,522	$565
As at December 31, 2009
Leasehold improvements	$434	$210	$224
Computer equipment and software	776	516	260
Furniture	468	249	219
	$1,678	$975	$703

The Company purchased furniture and equipment totaling $445 during 2010 (2009 - $319).

8.	PATENTS AND OTHER INTANGIBLES

		Accumulated	Net Book
	Cost	Amortization	Value
As at December 31, 2010
Patents	$191,435	$66,047	$125,388
Trademarks	-	-	-
	$191,435	$66,047	$125,388
As at December 31, 2009
Patents	$186,287	$45,170	$141,117
Trademarks	18	3	15
	$186,305	$45,173	$141,132

2010 Financial Results	12

NOTES

WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

The Company purchased patents totaling $5,178 during 2010 (2009 - $28,900).

9.	GOODWILL
At December 31, 2010 and 2009, the fair value of the reporting unit exceeded its carrying value. Accordingly, the Company determined that goodwill was not impaired and no further testing was performed.

10.	SHARE CAPITAL
a)	Authorized
Unlimited number of no par value voting common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

b)	Issued and Outstanding
The issued and outstanding common shares of the Company, along with equity instruments convertible into common shares, are as follows:

	As at December 31,	As at December 31,
	2010	2009
Common shares	109,722,975	102,043,885
Securities convertible into common shares
Options	6,843,217	7,845,898
Deferred stock units	68,809	26,657
	116,635,001	109,916,440

As at December 31, 2010, no preferred shares or special preferred shares were issued or outstanding (2009 – nil).

2010 Financial Results	13

NOTES

WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

c)	Common Shares

Common shares	Number	Amount
October 31, 2008	93,355,367	$362,041

Issued on sale of shares under Employee Share Purchase Plan	104,000	118
Exercise of options	706,601	712
Repurchased under normal course issuer bid	(668,600)	(944)
Issued on sale of shares in July 2009	8,800,000	16,899
Transfer to contributed surplus pursuant to acquisition of Tri-Vision	(253,483)	(1,295)
Reduction in stated capital	-	(147,161)
Transfer to contributed surplus pursuant to normal course issuer bid	-	(2,217)
Transfer from contributed surplus on options exercised	-	268
December 31, 2009	102,043,885	$228,421

Issued on sale of shares under Employee Share Purchase Plan	74,800	154
Exercise of options	2,487,990	4,205
Issued on sale of shares in December 2010	5,116,300	20,938
Transfer from contributed surplus on options exercised	-	2,157
December 31, 2010	109,722,975	$255,875

During fiscal 2010, 74,800 (2009 – 104,000) common shares were issued pursuant to the Employee Share Purchase Plan.

During fiscal 2010, 2,487,990 (2009 – 706,601) common shares were issued pursuant to the exercise of options.

2010 Financial Results	14

NOTES

WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

In December 2010, the Company raised net cash proceeds of $20,938 (gross proceeds of $22,255) through the sale of 5,116,300 common shares offered by way of short form prospectus. The financing was priced at $4.35 per common share.

During fiscal 2010, the Company paid three quarterly cash dividends and one special cash dividend totaling $4,886 (2009 – $2,434). The dividend rate for the quarterly cash dividends was $0.0125 per common share and the special dividend was $0.01 per common share.

d)	Stock Options
Wi-LAN has an Option Plan, a DSU plan, an Employee Stock Purchase Plan, and a RSU plan for its directors, employees and consultants. The current RSU plan calls for settlement only in cash. The Option Plan, the DSU plan and the Employee Stock Purchase Plan are considered “security based compensation arrangements” for the purposes of the Toronto Stock Exchange. The Company is authorized to issue up to an aggregate of 10% of its outstanding common shares under these “security based compensation arrangements”, with the common shares authorized for issuance under the DSU plan limited to 246,348 and under the Employee Purchase Plan limited to 360,800. In addition, 850,000 options granted to the CEO on joining the Company in May 2006 are treated as “inducement options” for the purposes of the Toronto Stock Exchange and are excluded from the 10% cap. All “inducement options” have been exercised as at December 31, 2010.

The options vest at various times ranging from immediate vesting on grant to vesting over a four-year period. Options generally have a five-year life.

Option activity for the twelve months ending December 31, 2010 and fourteen months ending December 31, 2009 was as follows:

		Price per Share			Exercisable Options
	Number of			Weighted		Weighted
	Options	Price Range		Average	Number	Average
October 31, 2008	5,518,499	$0.70	$6.34	$1.96	2,778,460	$1.93

Granted	3,320,500	1.42	2.53	2.18
Exercised	(706,601)	0.70	2.13	1.00
Forfeited	(286,500)	1.45	6.34	2.41
December 31, 2009	7,845,898	$0.70	$6.34	$2.12	4,011,929	$2.08

Granted	1,861,222	3.12	4.63	4.31
Exercised	(2,487,990)	0.70	3.28	1.69
Forfeited	(375,913)	1.85	3.28	2.23
December 31, 2010	6,843,217	$0.70	$4.63	$2.87	3,185,513	$2.49

The Company uses the Black-Scholes model for estimating the fair value of options granted, using the following weighted average assumptions:

	2010	2009
Risk free interest rate	2.1%	1.6%
Volatility	57%	73%
Expected option life (in years)	3.0	3.0
Dividend yield	1.1%	0.5%

2010 Financial Results	15

NOTES

WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

The weighted average fair value per option granted during fiscal 2010 is $1.69 (2009 - $1.07).

Details of the outstanding options at December 31, 2010 are as follows:

			Remaining
		Outstanding	Term of		Exercisable Options
Range of Exercise		Options at	Options in	Weighted	at December 31,	Weighted
Prices		December 31, 2010	Years	Average	2010	Average
$0.70	$1.00	300,000	0.30	$0.72	300,000	$0.72
1.01	2.00	1,818,494	2.75	1.75	657,854	1.66
2.01	3.00	2,468,501	3.61	2.59	1,832,659	2.64
3.01	4.00	242,822	4.04	3.35	100,000	3.28
4.01	5.62	2,013,400	5.26	4.47	295,000	5.00
$0.70	$5.62	6,843,217	3.74	$2.87	3,185,513	$2.49

The Company has recorded total stock-based compensation expense of $1,893 (2009 - $3,024) for fiscal 2010. Contributed surplus has been increased by the amount of the stock-based compensation expense.

The Company transferred $2,157 from contributed surplus to capital stock for the options exercised in fiscal 2010 (2009 – $267).

During fiscal 2010, pursuant to the Option Plan, the Company granted 1,861,222 options at various exercise prices ranging from $3.12 to $4.63. The options have a five-year life and vest over periods ranging from three to four years.

During the year ended October 31, 2008, 1,200,000 options were surrendered. On October 16, 2008, the Company’s Board of Directors approved the issue of RSUs in exchange for options at the discretion of the Company’s employees. Under this arrangement, a total of 1,200,000 options were surrendered in exchange for 300,000 RSUs that were issued immediately following year-end. The surrender of these options and the subsequent issue of RSUs has been accounted for as a modification of the options surrendered resulting in $108, representing the earned portion of the RSU liability, being reclassified from contributed surplus to accounts payable and accrued liabilities. Accordingly, the previously unrecognized compensation expense related to the surrendered options of $1,154 will be charged to earnings over the life of the RSUs. Any increase in the value of the RSUs above the original fair value of the options surrendered will also be charged to earnings over the life of the RSUs. As the RSUs issued must be settled in cash, they have been recorded as a liability and will be re-measured on each balance sheet date based on the trading price of the Company’s common shares. RSUs outstanding as at December 31, 2010 were 87,917 (2009 – 175,832). The liability recorded in respect of these outstanding RSUs was $563 as at December 31, 2010 (2009 - $148). During fiscal 2010, 91,246 RSUs were settled.

During the year ended December 31, 2010, 375,913 options were forfeited as they related to former employees.

2010 Financial Results	16

NOTES

WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

e)	DSUs
The Company has a DSU plan as a tool to assist in the retention of selected employees and directors and to help conserve the Company’s cash position. Under the plan, DSUs may be awarded and will become due when the conditions of retention have been met and employment terminated or completed. The value of each DSU is determined in reference to the Company’s common share price, and the DSU value is payable in either cash or shares, at the Company’s option. The Company has settled DSUs in shares since April 20, 2006.

DSUs issued and outstanding as at December 31, 2010 were 68,808 (2009 – 26,657). The liability recorded in respect of the outstanding DSUs was $440 as at December 31, 2010 (2009 - $70).

f)	RSUs
The Company implemented a RSU plan for certain employees and directors in January 2007. Under the RSU plan, units are settled in cash based on the market value of the Company’s common shares on dates the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date. During fiscal 2010 the Company issued 496,110 (2009 – nil) RSUs.

RSUs outstanding as at December 31, 2010 were 462,120 (2009 – 3,332). During fiscal 2010, 3,332 RSUs were settled and 33,990 were cancelled. The cancelled RSUs related to former employees.

g)	Per Share Amounts
The weighted average number of common shares outstanding, as well as a reconciliation of the weighted average number of common shares outstanding used in the basic earnings per share (“EPS”) computation to the weighted average number of common shares outstanding used in the diluted EPS computation, are as follows:

	2010	2009
Basic weighted average common shares outstanding	103,289,548	97,011,499
Effect of options	-	-
Diluted weighted average common shares outstanding	103,289,548	97,011,499

The effect of options, totaling 1,876,025 for fiscal 2010 (2009 – 977,706), was anti-dilutive.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

	2010	2009
Net interest received in cash, included in operations	$858	$725
Taxes paid	2,886	3,163
Patents acquired under deferred financing arrangement	-	8,081

12.	FINANCIAL INSTRUMENTS
The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

2010 Financial Results	17

NOTES

WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

Credit risk
Credit risk is the risk of financial loss to the Company if a licensee or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable.

The Company’s cash and cash equivalents and short-term investments consist primarily of deposit investments that are held only with Canadian chartered financial institutions and are not considered a material credit risk to the Company.

The Company's exposure to credit risk with its accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. The Company’s licensees are for the most part, manufacturers and distributors of telecommunications and consumer electronics products primarily located in the United States, Korea, Japan, Taiwan, Hong Kong, and China. Credit risk from accounts receivable encompasses the default risk of the Company’s licensees. The Company manages its exposure to credit risk by only working with companies management considers reputable. Prior to entering into licensing agreements with new licensees the Company assesses the risk of default associated with the particular company. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.
Management does not believe that there is significant credit risk arising from any of the Company's licensees. However, should one of the Company's major licensees be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At December 31, 2010, two licensees each account for 10% or more of total accounts receivable (2009 – four licensees).

Financial assets past due
The following table provides information regarding the aging and collectability of the Company’s accounts receivable balances as at December 31, 2010 and 2009:

	2010	2009
Not past due	$1,239	$104
Past due 1 - 30 days	797	68
Past due 31 - 60 days	10	31
Past due 61 - 90 days	43	3
Over 91 days past due	142	708
Less allowance for doubtful accounts	(5)	(429)
Total accounts receivable	$2,226	$485

The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at March 1, 2011, approximately $778 past due amounts have been collected. None of the remaining amounts outstanding have been challenged by the respective licensees and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance, after giving effect to the allowance for doubtful accounts as discussed below, is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At December 31, 2010, the Company had a provision for doubtful accounts of $5 (2009 - $429) which was made against accounts receivable in excess of three months past due and where collection efforts to date have been unsuccessful.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

2010 Financial Results	18

NOTES

WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

At December 31, 2010, the Company has cash and cash equivalents, short-term investments and marketable securities of $109,015, credit facilities of $8,000, and accounts receivable of $2,226 with which to meet its obligations.

Market risk
Market risk is the risk to the Company that the fair value of future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues in foreign currencies.

Interest rate risk
The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and short-term investments. The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only places deposits with Canadian chartered banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk
The Company generates revenues primarily in US dollars and incurs expenditures primarily in Canadian and US dollars, and is therefore exposed to risk from changes in foreign currency rates. Excess US dollar balances are converted into Canadian dollars on a regular basis. The Company enters into forward foreign exchange contracts, from time to time, to manage its exposure to currency rate fluctuations related primarily to future cash inflows and outflows of US dollars. The Company does not use forward foreign exchange derivatives for speculative or trading purposes.

The forward foreign exchange contracts primarily require the Company to sell US dollars for Canadian dollars at prescribed rates. The Company did not have any forward foreign exchange contracts at December 31, 2010.

For the twelve months ended December 31, 2010, the Company had revenues and expenses denominated in U.S. dollars of approximately $49,200 and $45,391 respectively. Fluctuations in foreign currency rates between the U.S. and Canadian dollars could impact the net exposure approximating $3,809 and adversely effect net earnings of the Company.

At December 31, 2010, the Company had U.S. dollar denominated cash and cash equivalents, and accounts receivable balances of approximately $23,631 and $1,807 respectively, offset by accounts payable and accrued liabilities totaling approximately $6,747. Fluctuations in foreign currency rates between the U.S. and Canadian dollars could impact the net exposure approximating $18,691 and adversely effect net earnings of the Company.

A one cent increase/decrease in foreign currency rates between the U.S. and Canadian dollars could have resulted in an approximate increase/decrease to net and comprehensive loss of $225.

13.	COMMITMENTS AND CONTINGENCIES
a)	Litigation
The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position.

In September 2002, the Company, its former Executive Chairman and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two statements of claim alleging the defendants are liable for failing to deliver certain share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to these claims and does not believe that it will ultimately be found liable. The Company is defending these actions, has filed a statement of defence and has also filed a counterclaim against the claimants. To date, it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company’s financial statements.

2010 Financial Results	19

NOTES

WI-LAN INC.
Notes to Consolidated Financial Statements
twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

b)	Operating lease
The Company has lease agreements for office space and equipment with terms extending to 2014. The aggregate minimum annual lease payments under these agreements are as follows:

Amount

2011	$286
2012	242
2013	73
2014	15
2015 and thereafter	-
$617

c)	Other
As partial consideration for patents acquired in September 2007, the Company agreed to future additional payments, not to exceed US$4,000, contingent upon the ongoing enforceability of the patents and based on revenues produced from licensing or selling the patents. To date, there have been no licensing revenues produced from these patents and no amounts have been accrued to this counterparty in respect of this commitment.

In certain of its Texas patent infringement litigations, WiLAN is represented by the law firm of McKool Smith (“McKools”). Pursuant to WiLAN’s engagement with McKools, if WiLAN and McKools collectively agree to certain discounts on any portion of McKools’ fees, the amount of those discounts will be reserved and form the basis for a minimum success fee.  If the proceeds from the litigations in which McKools represents WiLAN exceed a base amount, WiLAN may have to pay a minimum success fee to McKools. The minimum success fee is comprised of total litigation proceeds divided by the base amount multiplied by amounts reserved.  As at December 31, 2010, the minimum success fee is not yet determinable because the total litigation proceeds have not yet been determined. The minimum success fee will be a function of the total litigation proceeds received and it is reasonable to conclude that the greater the total litigation proceeds, the greater the success fee will be. As a December 31, 2010, the Company had $5,000 in the reserve.  To date, no amounts have been accrued. The Company may have litigation expenses in fiscal 2011 or future years which could be material, as a result of the subsequent events (see note 18) and the arrangement with McKools.

14.	RESTRUCTURING CHARGES
During July 2010, the Company announced it would be undertaking a workforce reduction which resulted in a restructuring charge of $755 for severance, benefits and other costs associated with the termination of the effected employees. Payment of workforce reduction liabilities is expected to be complete by the first quarter of fiscal 2011.

The following table summarizes details of the Company’s restructuring charges and related reserves:

	Workforce	Assets
Description	Reduction	Written off	Total

Charges	$720	$35	$755
Cash payments	(597)	-	(597)
Balance of provision as at December 31, 2010	$123	$35	$158

2010 Financial Results	20

NOTES

WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

15.	RELATED PARTY TRANSACTIONS
Dr. Michel Fattouche, a member of the Company’s Board of Directors, has provided consulting services to the Company. For the twelve months ended December 31, 2010, consulting services have totalled $103 (2009 - $25) of which $64 was not paid as at year end.

16.	CAPITAL DISCLOSURES
The Company considers share capital and contributed surplus as capital. The Company’s objectives when managing its capital structure are to provide sufficient capital to protect the Company’s patent and license portfolio, through litigation if necessary, and to support the Company’s Technology Acquisition Program, which provides for the acquisition of additional patents when the right opportunities are available and such acquisitions fit the Company’s strategic direction in communications and consumer electronics markets. The Company has no externally imposed capital restrictions.

The Company’s Officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors are responsible for overseeing this process.

Methods used by the Company to manage its capital include the issuance of new share capital, dividends and a NCIB commenced on October 15, 2008 and completed on April 10, 2009.

With the exception of the completion of the NCIB and the commencement of quarterly dividends during fiscal 2009, the Company’s capital management objectives have remained unchanged over the periods presented.

17.	RECENT ACCOUNTING PRONOUNCEMENTS
The Company has not disclosed the impact of recent accounting pronouncements associated with Canadian GAAP as it is in the process of converting to International Financial Reporting Standards.

18.	SUBSEQUENT EVENTS
In February 2011, the Company raised net cash of approximately $71,278 (gross proceeds of $75,240) through the sale of 11,400,000 common shares offered by way of short form prospectus. The financing was priced at $6.60 per common share.

Subsequent to the end of fiscal 2010, the Company signed a number of significant license agreements with major technology corporations.

19.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND IN THE UNITED STATES
As a result of the Company filing a Registration Statement with the United States Securities and Exchange Commission (“SEC”), the Company is required to reconcile its financial statements for significant differences between Canadian GAAP and accounting principles generally accepted in the United States (“US GAAP”) for the twelve and fourteen month period ended December 31, 2010 and December 31, 2009, respectively.  The following outlines the differences between Canadian GAAP and US GAAP and their related impact.

For the twelve months ended December 31, 2010 and fourteen month period ended December 31, 2009, there are no significant differences in reported assets, liabilities, equity, net and comprehensive income, or cash flows under Canadian GAAP as compared to US GAAP; however, there would be a difference in the reported deficit and share capital reported within shareholders’ equity as well as certain additional disclosures required under US GAAP.

2010 Financial Results	21

NOTES

WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

Reconciliation of Shareholders’ Equity to conform with US GAAP
Under US GAAP, the Company would not be permitted to reduce the reported deficit through a reduction of share capital.  Accordingly, the $147,161 reduction of common share capital and deficit would not be permitted under US GAAP.

US  GAAP Disclosures

Amortization
Under US GAAP the Company is required to disclose amortization expense based on existing balances for the next five years, which is included below:

Year ending December 31	$
2011	21,123
2012	21,123
2013	20,686
2014	20,603
2015	20,504

Income Taxes
As at December 31, 2010, the Company had $6,304 (2009 - $4,434) of unrecognized tax benefits.  The Company does not have any accrued interest or penalties related to income taxes and using the recognition and measurement criteria for deferred taxes, has determined that there was no adjustment required to the total amount of unrecognized tax benefits as at December 31, 2010 and 2009.  It is not expected that the amount of unrecognized tax benefits will change in the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits and related interest is as follows:

	2010	2009
Balance, beginning of year	$4,434	$1,896

Gross amounts of the increase in unrecognized tax benefits as a result of tax positions taken during the current period	1,870	2,538

Balance, end of year	$6,304	$4,434

The Company and its subsidiaries file income tax returns in Canada and the United States. These tax returns are subject to examination by local taxing authorities provided the tax years remain open to audit under the relevant statute of limitations.  The following is a summary of the periods open to examination by major tax jurisdiction.

Tax Years
Country	Open for Examination
Canada	2006 through 2010
United States of America	2007 through 2010

2010 Financial Results	22

NOTES

WI-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

Accounts payable and accrued liabilities
US GAAP requires the Company to disclose significant elements of accounts payable and accrued liabilities as noted below:

	2010	2009
Trade Accounts Payable	$2,790	$3,424
Accrued Compensation	2,592	922
Other accrued liabilities	6,358	7,428
	$11,740	$11,774

Recent Accounting Pronouncements
In 2008, the SEC adopted rules which allow Canadian foreign private issuers to file financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) without reconciliation to US GAAP in their annual filings with the SEC.  Accordingly, the Company will no longer provide a reconciliation of its financial results to US GAAP once it reports under IFRS for its interim and annual financial statements beginning January 1, 2011.

2010 Financial Results	23

Wi-LAN Inc.
11 Holland Avenue, Suite 608
Ottawa, ON Canada
K1Y 4S1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com